Exhibit 12.1

Questar Corporation
Ratio of Earnings to Fixed Charges

	9 Months Ended September 30,
	2012	2011
	(dollars in millions)
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investee	$228.5	$225.1
Add (deduct):
Fixed charges	46.3	47.1
Distributed income from equity investees	3.3	3.2
Capitalized interest	(0.2)	(0.6)
Total Earnings	$277.9	$274.8

Fixed Charges
Interest expense	$44.3	44.1
Capitalized interest	0.2	0.6
Estimate of interest within rental expense	1.8	2.4
Total Fixed Charges	$46.3	$47.1

Ratio of Earnings to Fixed Charges	6.0	5.8

For purposes of this presentation, earnings represent income from continuing operations before income taxes adjusted for fixed charges, earnings and distributions of equity investees. Income from continuing operations before income taxes includes Questar’s share of pretax earnings of equity investees. Fixed charges for continuing operations consists of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.